SIYATA MOBILE INC.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

August 24, 2020

Joseph Kempf

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siyata Mobile Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 10-, 2020
File No. 377-03097

Dear Mr. Kempf:

By letter dated August 19, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Siyata Mobile Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on August 10, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed on August 10, 2020

Capitalization, page 41

1.	We note the disclosure under Recent Developments on page 3. It appears you should also give effect to the private placement transaction completed on August 4th. Please revise and advise us.

Response:

The column of the capitalization table titled “Pro Forma as Adjusted for June and August 2020 Private Placement Financing” in the Registration Statement on Form F-1 (the “Registration Statement”) includes the effect of the private placement transactions completed on both June 23, 2020 Convertible Debenture financing and the August 4, 2020 share capital raise. We have inserted a footnote to further clarify this fact.

2.

On a separate line-item within the Capitalization table, please disclose the total amount of outstanding debt as of the most recent balance sheet date and pro forma amount after giving effect to the financings

Response:

We have made the Staff’s requested edits in the Company’s Registration Statement.

Management’s Discussion and Analysis

Results of Operations for the Year Ended December 31, 2019

Revenues and Cost of Goods Sold, page 50

3.

We note in the second paragraph of page 50 that you attribute declining revenues to two offsetting factors, both unquantified. In the fourth paragraph of page 50 you similarly attribute improved gross margins to two offsetting factors, improved margins and lower sales volume, both factors are unquantified. Please revise your MD&A to quantify the impact of each these material factors

Response:

We have provided the additional information requested by the Staff in the MD&A section of the Registration Statement.

Business, page 57

4.

We note your response to prior comment 1. Please identify the customer that accounted for 15% of your revenues in 2019 and discuss the material terms of any agreements with this customer. Please also include a risk factor that 49% of your revenues in 2019 were generated from four customers.

Response:

AT&T is the customer that accounted for 15% of our revenue in 2019. We disclosed this information, as well as the material terms of its agreements with AT&T, on page 57 of the Registration Statement. Additionally, in accordance with the Staff’s comments, we provided a risk factor on page 14 to disclose that 49% of our revenues in 2019 were generated from four customers.

5.

We note your response to prior comment 7. Please clarify whether any individual channel partner generated a material amount of your revenue. If so, describe the material terms of your arrangements with those channel partners.

Response:

Our channel partners are our clients. We do not sell our products directly to the end-users but rather sells directly to its channel partners. As disclosed in the previous response in this letter, AT&T represented 15% of our revenues in 2019, with four channel partners/customers representing 49% of our revenues in 2019.

Financial Statements

3. Significant Accounting Policies, page F-10

6.	Please disclose the nature of the balance sheet line-item identified as “Reserves” and advise us.

Response:

The purpose of our Reserve account is to track the valuation of equity instruments issued other than common shares (i.e. the value of stock options, warrants, and equity components of convertible debt). This value of these equity instruments is recorded in Reserves until the instrument is exercised into common shares, at which time the original value of the instrument is re-classified into share capital. This presentation is common under IFRS, and similar to the usage of Additional Paid-In-Capital in the United States. Because the Company’s shares do not have a par value, all valuations of equity instruments other than common shares get booked into the Reserve account.

The Company provided additional guidance in footnotes on page 8 and 41 of the Registration Statement to further clarify the purpose of the Reserve account.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The Company acknowledges that

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Marc Seelenfreund

Chief Executive Officer

Siyata Mobile Inc.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

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